Spree Acquisition Corp. 1 Limited

1922 Wildwood Place NE

Atlanta, GA 30324

Tel. (470) 223-0227

December 13, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Spree Acquisition Corp. 1 Limited

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-261367

Dear Mr. Purcell:

Spree Acquisition Corp. 1 Limited (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Wednesday, December 15, 2021, or as soon thereafter as possible, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541 or Ze’-ev Eiger at (212) 547-5470.

Sincerely,

Spree Acquisition Corp. 1 Limited

By:	/s/ Eran Plaut
Name:	Eran Plaut
Title:	Chief Executive Officer